SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIVERSAL SECURITY INSTRUMENTS, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 913821302
(CUSIP Number) Ali Davoudi 7555 Ipswitch Rd. Houston, TX 77061 713-640-4000 Copies to: Ralph S. Janvey, Esq. Krage & Janvey, L.L.P. 2100 Ross Avenue Suite 2600 Dallas, TX 75201 (214) 397-1912
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications) February 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913821302

(1)	Names of Reporting Persons Ali Davoudi and Haydeh Davoudi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) <1%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed by the undersigned (the “Reporting Persons”) on February 11, 2021. This Amendment No. 1 reports a material decrease in Common Stock of Universal Security Instruments, Inc., a Maryland corporation (the “Issuer”) owned by the Reporting Persons. Unless specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Neither of the Reporting Persons currently have any present plans or proposals that relate to changing or influencing control over the Issuer nor do the Reporting Persons have any plans for extraordinary corporate transactions such as specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are hereby amended and restated as follows:

Ali and Haydeh Davoudi have shared power to vote or dispose 1,000 shares of Common Stock of the Issuer. This position represents less than 1% of the outstanding shares of the Issuer. Ali Davoudi has the right to vote and dispose Haydeh Davoudi’s interest in their joint account as set forth in Exhibit 99.2.

Item 5(c) is hereby amended and restated as follows:

All transactions effected since the previously filed Schedule 13D are set forth on Exhibit 99.1. All transactions were open market purchases or sales.

Item 5(d) is amended and restated as follows:

Not applicable.

Item 5(e) is hereby amended and restated as follows:

The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer on February 17, 2021.

Item 7. Material To Be Filed as Exhibits.

Exhibit No. 99.1	Schedule of Transactions

Exhibit No. 99.2	Power of Attorney (incorporated herein by reference to Exhibit No. 99.2 to Schedule 13D filed by the Reporting Persons on February 11, 2021)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: February 26, 2021	ALI AND HAYDEH DAVOUDI

	BY:	/s/ Ali Davoudi
Ali Davoudi, individually, and as attorney-in-fact for Haydeh Davoudi

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